Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following is a of transcript of a video entitled “Our Offer for Rio Tinto” available on the “Offer for Rio Tinto” section of www.bhpbilliton.com.

Our Offer for Rio Tinto

[Don Argus]

Let me put this into perspective. Both companies are very good companies and they’ve got very good people and very good boards so there’s no doubt about that but the important thing is that you develop an entity that has a beautiful set of what we call ‘tier 1 assets’ and they’re the assets that are in huge demand. To me that’s what it’s all about. It’s not about size, it’s got nothing to do with size. You have a look at the synergies and the synergistic effects. We’ve got the products and North-East Asia need those products and what we’ve got to be able to do now is get the supply chain right so that we can get to their markets quickly.

We’ve offered a 45% premium and that’s a huge premium. We’ve offered that because there are good synergistic benefits. The RIO shareholders lift from around 36% of the economic asset value to around about 44 and our own shareholders get the benefit of not only the synergies but also the upside that occurs with being able to deliver things quickly. If you look at what’s happened with our share price since we merged with Billiton in 2001 which has gone through the roof and that to me is indicative of what can happen with this sort of a merger. Everybody has to benefit from this economic development.